UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Advance Logistics Toshi Hojin
(Name of Subject Company)
Advance Logistics Investment Corporation
(Translation of Subject Company’s Name into English (if applicable))
Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)
Mitsui Fudosan Logistics Park Inc.
(Name of Person(s) Furnishing Form)
Common Stock
(Title of Class of Subject Securities)
N/A
(CUSIP Number of Class of Securities (if applicable))
Mitsui Fudosan Logistics Park Inc. 8-7, Ginza 6-chome Chuo-ku, Tokyo 104-0061 Japan +81-3-6327-5160 Attn: Kenji Yamamoto
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
N/A
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

Exhibit Number
99.1	Notice Concerning Execution of the Merger Agreement between Mitsui Fudosan Logistics Park Inc. and Advance Logistics Investment Corporation (English Translation)
99.2	Notice Concerning Execution of the Absorption-type Company Split Agreement between Asset Management Company Mitsui Fudosan Logistics REIT Management Co., Ltd. and ITOCHU REIT Management Co., Ltd, and the Change of Principal Shareholder of Mitsui Fudosan Logistics REIT Management Co., Ltd. (English Translation)
99.3	Notice Concerning Split of Investment Units (English Translation)
99.4	Notice Concerning Approval of a Merger Agreement and Partial Amendments to the Articles of Incorporation (English Translation)
99.5	Notice Concerning Disclosure of Operating Results Forecasts for the Fiscal Period Ending July 31, 2025 and the Fiscal Period Ending January 31, 2026, Following the Merger of Mitsui Fudosan Logistics Park Inc. and Advance Logistics Investment Corporation (English Translation)
99.6	Notice Concerning Revisions to Operating Results and Distributions Forecast Due to Changes in Operating Period and Fiscal Period (English Translation)
99.7	Notice Concerning Revision of Operating Forecasts for the Periods Ending August 31, 2024 and February 28, 2025 and Forecast of Merger Grant (English Translation)
99.8	Notice Concerning Acquisition of Trust Beneficiary Interest in Domestic Real Estate (English Translation)
99.9	Investor Presentation for Merger (English Translation)

Item 2.  Informational Legends

The required legend is prominently included in the document(s) referred to in Item 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III – CONSENT TO SERVICE OF PROCESS

Mitsui Fudosan Logistics Park Inc. submitted to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X dated August 6, 2024.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Mitsui Fudosan Logistics Park Inc.

/s/ Hiroshi Asai

	Name:	Hiroshi Asai
	Title:	Executive Director

Date: August 6, 2024